SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                              --------------------

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             CREATIVE VISTAS, INC.
                                (Name of Issuer)
                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)
                                  225300 10 2
                                 (CUSIP Number)
                                SAYAN NAVARATNAM
                               735-125 OMNI DRIVE
                                TORONTO, ONTARIO
                                 M1P 5A9 CANADA
                                 (905) 666-8676

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)
                                WITH A COPY TO:

                              ANDREW J. BECK, ESQ.
                                   TORYS LLP
                                237 PARK AVENUE
                               NEW YORK, NY 10017
                                 (212) 880-6000

                               SEPTEMBER 30, 2004
            (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.



                        (Continued on following pages)

                             (Page 1 of 7 Pages)

--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Sayan Navaratnam
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_]
                                                          (b) [X]-- Joint Filing
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        PF
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) or 2(e)                                              [_]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Canada
--------------------------------------------------------------------------------
NUMBER OF       7         SOLE VOTING POWER:  5,628,653
SHARES         -----------------------------------------------------------------
BENEFICIALLY    8         SHARED VOTING POWER:  0
OWNED BY       -----------------------------------------------------------------
EACH            9         SOLE DISPOSITIVE POWER:  5,628,653
REPORTING      -----------------------------------------------------------------
PERSON WITH     10        SHARED DISPOSITIVE POWER:  0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        5,628,653
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                   [_]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        56.2%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Malar Trust Inc.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_]
                                                          (b) [X]-- Joint Filing
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        WC
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) or 2(e)                                              [_]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Canada
--------------------------------------------------------------------------------
NUMBER OF       7         SOLE VOTING POWER:  5,628,653
SHARES         -----------------------------------------------------------------
BENEFICIALLY    8         SHARED VOTING POWER:  0
OWNED BY       -----------------------------------------------------------------
EACH            9         SOLE DISPOSITIVE POWER:  5,628,653
REPORTING      -----------------------------------------------------------------
PERSON WITH     10        SHARED DISPOSITIVE POWER:  0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        5,628,653
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                   [_]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        56.2%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        CO
--------------------------------------------------------------------------------

CUSIP No.                          SCHEDULE 13D                Page 4 of 7 pages


            This Schedule 13D relates to the Common Stock Purchase Agreement, dated September 30, 2004 (the "Purchase Agreement"), by and among Miller Capital Corporation, Tudor Investments LTD Profit Sharing Plan (each a "Seller" and collectively, the "Sellers"), Dominic Burns, Sayan Navaratnam, Randy Stern and Malar Trust Inc. (each a "Purchaser" and collectively, the "Purchasers") and Creative Vistas, Inc. (the "Company"). Pursuant to the Purchase Agreement, the Purchasers purchased an aggregate of 9,500,000 shares of the Common Shares (as hereinafter defined) from the Sellers for an aggregate price of $300,000 in cash.

ITEM 1.     SECURITY AND ISSUER.

            This Schedule 13D relates to the Common Stock, no par value per share (the "Common Shares"), of the Company. The principal executive offices of the Company are located at Unit #8-10, 2100 Forbes Street, Whitby, Ontario L1N 9T3, Canada.


ITEM 2.     IDENTITY AND BACKGROUND

      (a)-(c) This Schedule 13D is being filed by each of the following persons (the "Reporting Persons"):

            (i) Sayan Navaratnam ("Mr. Navaratnam"), 735-125 Omni Drive, Toronto, Ontario, M1P 5A9, Canada. In connection with the Purchase Agreement, Mr. Navaratnam became Chairman and Chief Executive Officer of the Company. Prior to then, Mr. Navaratnam was, and remains, Chairman and Chief Executive Officer of AC Technical Systems Ltd., an Ontario corporation, which was acquired by the Company pursuant to a Stock Purchase Agreement dated September 29, 2004 among the Company, A.C. Technical Acquisition Corp., The Burns Trust, The Navaratnam Trust and AC Technical Systems Ltd.

            (ii) Malar Trust, Inc. ("Malar Trust"), P.O. Box #55389, 300 Borough Drive, Scarborough, Ontario M1P 4Z7, Canada. Malar Trust is a corporation organized under the laws of Ontario. Mr. Navaratnam is the sole shareholder, director and officer of Malar Trust.

      (d)-(e) During the last five years, none of the Reporting Persons, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

      (f) Mr. Navaratnam is a citizen of Canada; Malar Trust is a corporation formed under the laws of Ontario, Canada.

CUSIP No.                          SCHEDULE 13D                Page 5 of 7 pages


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The Common Shares were purchased with personal funds in the case of Mr. Navaratnam and working capital in the case of Malar Trust. An agent's fee of $25,000 was paid in connection with the purchase of the Common Shares.

ITEM 4.     PURPOSE OF TRANSACTION.

      The purpose of the transaction contemplated by the Purchase Agreement was to acquire control of the Company. Immediately following the acquisition of the Common Shares, all of the members of the Board of Directors of the Company resigned and Mr. Navaratnam and Dominic Burns were elected directors of the Company. In addition, Rudy R. Miller resigned as President, Ronald E. Warnicke resigned as Vice-President and Secretary and Mary A. Nance resigned as Treasurer. Mr. Navaratnam was appointed Chairman and Chief Executive Officer, Dominic Burns was appointed President and Fairy Lee was appointed Secretary

            None of the Reporting Persons has any other current plans or proposals that relate to or would result in:

      (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

      (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

      (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

      (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) any material change in the present capitalization or dividend policy of the Company;

      (f) any other material change in the Company's business or corporate structure;

      (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

      (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

      (j)   any action similar to any of those enumerated above.

CUSIP No.                          SCHEDULE 13D                Page 6 of 7 pages


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

    (a)-(b) The Reporting Persons may be deemed to be the beneficial owners of 5,628,653 Common Shares, of which 3,694,034 are held by Mr. Navaratnam and 1,934,619 are held by Malar Trust. Such Common Shares constitute approximately 56.2% of the issued and outstanding Common Shares based on the number of Common Shares outstanding as of September 30, 2004.

    (c) None of the Reporting Persons has effected any transaction in the Common Shares during the past 60 days, other than as disclosed herein.

    (d) No person is known to any of the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any such Common Shares.

    (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            There are not contracts, arrangements, understandings or relationships with respect to securities of the Company among the Reporting Persons.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            Exhibit 1 Common Stock Purchase Agreement, dated September 30, 2004, by and among Miller Capital Corporation, Tudor Investments LTD Profit Sharing Plan, Dominic Burns, Sayan Navaratnam, Randy Stern and Malar Trust Inc. and Creative Vistas, Inc. (Incorporated by reference to Exhibit 2.2 to the Company's Form 8-K filed with the Securities and Exchange Commission on October 6,
                        2004)

CUSIP No.                          SCHEDULE 13D                Page 7 of 7 pages


                                   SIGNATURE

            After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: October 12, 2004

                                        /s/ Sayan Navaratnam
                                        --------------------
                                        Sayan Navaratnam


                                    MALAR TRUST INC.


                                    By: /s/ Sayan Navaratnam
                                        --------------------
                                        Name:  Sayan Navaratnam
                                        Title: